Exhibit 99.2

BITZERO HOLDINGS INC.
(FORMERLY WBM CAPITAL CORP.)

Management’s Discussion and Analysis
For the three and nine months
ended June 30, 2026

(expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three and nine months ended June 30, 2026 (Expressed in United States Dollars, unless otherwise noted)	BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

1.	MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (this “MD&A”) provides a review of the results of operations, financial condition and cash flows of Bitzero Holdings Inc. (“Bitzero” or the “Company”), on a consolidated basis, for the three- and nine-month periods ended June 30, 2026.

This document should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the three and nine months ended June 30, 2026 (the “Q3 Financial Statements”), which have been prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with IFRS Accounting Standards as issued by the International Accounting Standards Board. Unless otherwise indicated, all dollar amounts are United States dollars and quarterly information is unaudited.

Unless otherwise stated, in preparing this MD&A management has taken into account information available up to the date of this MD&A. This MD&A was prepared to comply with National Instrument 51-102 – Continuous Disclosure Obligations.

This MD&A is dated August 13, 2026, the date on which the Board of Directors approved this MD&A and the Q3 Financial Statements.

2.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes statements concerning the Company’s objectives and strategies, expected hashrate and fleet efficiency, prospective hosting arrangements, expansion of the Norway facility, liquidity and capital resources, the revised operating-cash-flow forecast, Bitcoin mining economics and the timing and magnitude of planned capital expenditures.

Forward-looking information is generally identified by words such as “plans”, “expects”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, “may”, “could”, “would”, “might”, “will” and similar expressions. It is provided to assist readers in understanding the Company’s business, operations, prospects and risks at a point in time and may not be appropriate for other purposes.

Forward-looking information is based on material factors and assumptions that management considers reasonable in the circumstances, including: average Bitcoin prices and transaction fees within management’s planning ranges; network difficulty consistent with recent trends; continued access to competitively priced hydroelectric power and grid availability in Norway’s NO4 region; fleet uptime and curtailment consistent with historical performance; availability of equipment on disclosed timelines and budget; the ability to complete financing and debt-repayment activities on the disclosed terms; and prospective demand for hosting services.

Actual results may differ materially because of risks and uncertainties including changes in Bitcoin price, network difficulty and transaction fees; energy prices and curtailment; equipment availability and performance; foreign-exchange movements; derivative valuation; liquidity and financing availability; covenant compliance; regulatory changes; cybersecurity and custody events; counterparty performance; and the other risks described under “Risk Factors and Uncertainties”.

Except as required by applicable securities law, the Company does not undertake to update forward-looking information. Previously disclosed material forward-looking information is updated in this MD&A under “Future-oriented financial information”.

Management’s Discussion and Analysis For the three and nine months ended June 30, 2026 (Expressed in United States Dollars, unless otherwise noted)	BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

3.	OVERVIEW AND SIGNIFICANT EVENTS

(a)	General information

Bitzero Holdings Inc., previously named WBM Capital Corp., was incorporated under the Canada Business Corporations Act on August 26, 2006 and continued into British Columbia under the Business Corporations Act (British Columbia) on June 4, 2024. The Company’s head and registered office is located at Suite 1100, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia V7X 1M5.

The Company’s voting common shares trade on the Canadian Securities Exchange under the symbol “AIBZ.U”, on the Nasdaq Capital Market under the symbol “AIBZ”, and on the Frankfurt Stock Exchange under the symbol “000”. The common shares commenced trading on Nasdaq and under the new CSE symbol on June 9, 2026.

Bitzero develops and operates data-centre infrastructure and conducts Bitcoin mining activities. Its current Bitcoin mining operations are conducted in Norway through Exanorth AS, a wholly owned subsidiary that owns and operates the Company’s Namsskogan data centre.

(b)	Reverse takeover and basis of reporting

On November 19, 2025, WBM Capital Corp. completed a reverse takeover pursuant to an amalgamation agreement with Bitzero Blockchain Inc. and a wholly owned acquisition subsidiary. Bitzero Blockchain Inc. was identified as the accounting acquirer, and the consolidated financial statements are presented as a continuation of Bitzero Blockchain Inc. The transaction was accounted for as an equity-settled share-based payment under IFRS 2 because WBM Capital Corp. did not meet the definition of a business.

The Company’s wholly owned subsidiaries are Bitzero Blockchain Inc. (Canada), Exanorth AS and Zetanorth AS (Norway), Bitzero Inc. (Barbados), Bitzero ND I, LLC and Bitzero ND II, LLC (United States), and Bitzero Finland Oy (Finland). Intercompany balances, transactions, income and expenses are eliminated on consolidation.

(c)	Description of the business

The Company’s principal revenue-generating activity is Bitcoin self-mining at its Norway data centre. Mining uses specialized computing equipment to validate transactions on the Bitcoin blockchain and receive Bitcoin block rewards and transaction fees. The Company also owns development properties and infrastructure in North Dakota and is developing prospective capacity in Finland.

The Norway property is located in the NO4 power region and uses hydroelectric power. The site’s cooler climate, proximity to grid infrastructure and network connectivity support the Company’s strategy of operating energy-efficient digital infrastructure. As previously disclosed, the site had 39 containers and 16,130 miners and installed hashrate of approximately 1.85 EH/s at June 30, 2026.

The Company remains focused on self-mining and does not currently report hosting revenue. On May 5, 2026, the Company announced a binding letter of intent with OneQode Networks Pte. Ltd. concerning a proposed 15-year lease of the Norway facility, with targeted deployment in 2027. The arrangement remains subject to definitive documentation and final underwriting, and there is no assurance it will be completed on the announced terms or at all.

Management’s Discussion and Analysis For the three and nine months ended June 30, 2026 (Expressed in United States Dollars, unless otherwise noted)	BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(d)	Senior secured loan and FAR Holdings financing

At June 30, 2026, the carrying amount of the Company’s JGB senior secured loan was $13.0 million and the contractual principal outstanding was $22.890 million. During Q3 FY2026, $600,000 of principal was converted into 150,000 common shares and 600,000 JGB First Warrants were exercised on a cashless basis. The Company maintained the required $2.0 million in a lender-controlled account and reported quarterly revenue of $10.7 million against the $3.0 million minimum-revenue covenant.

Under Section 6.12 of the Loan Documents (as amended by the First Amendment dated October 1, 2025), the Company was subject to the following financial covenants, tested on a trailing-three-month basis at the end of each calendar quarter:

●	Minimum cash balance of US$2,000,000 (Section 6.12(a)) — see disclosure above regarding the JGB-controlled deposit account.

●	Minimum trailing-three-month EBITDA — negative US$750,000 through June 2026, increasing to positive US$825,000 from July 2026 through June 2027 and positive US$900,000 thereafter. The covenant definition of EBITDA was amended by the First Amendment dated October 1, 2025 and is different from the Adjusted EBITDA measure presented in the Company's MD&A.

●	Minimum trailing three-month consolidated revenue — US$3,000,000 through June 2026, increasing to US$3,300,000 from July 2026 through June 2027, and to US$3,630,000 from July 2027 onwards.

As at June 30, 2026, management assessed the Company's compliance with the financial covenants under the JGB financing arrangement based on the covenant calculations prepared by management. The Company was in compliance with the minimum cash balance covenant and the minimum trailing-three-month consolidated revenue covenant as at June 30, 2026.

With respect to the minimum trailing-three-month EBITDA covenant (as amended by the First Amendment dated October 1, 2025), management assessed that the Company was in compliance for the period ended June 30, 2026. The compliance certificate required under Section 6.12 had not been delivered as at the date of these financial statements and is being finalized.

As noted under "Subsequent Events", the Company repaid the JGB senior secured loan in full on August 6, 2026, and the financial covenants described above, including the minimum trailing-three-month EBITDA covenant, ceased to apply upon that repayment.

On March 16, 2026, the Company received 26 BTC from FAR Holdings with a fair value of $2.0 million. Consideration included 400,000 restricted share units with a grant-date fair value of $0.9 million, recognized as a discount to the host liability. The host liability had a carrying amount of $1.3 million at June 30, 2026.

(e)	Future-oriented financial information

The Company’s listing statement dated November 19, 2025 contained future-oriented financial information (“FOFI”), including forecast net cash flow of $7.5 million for the twelve months from November 1, 2025 to October 31, 2026. The original forecast comprised Bitcoin mining revenue of $39.3 million, less utilities of $17.7 million, direct cash costs of $1.1 million, general and administrative expenses of $4.4 million, JGB interest payments of $3.7 million and JGB principal payments of $5.0 million. It assumed, among other matters, a Bitcoin price of $103,500 with 5% annual growth, full use of 40MW and approximately 11,565 miners in operation by January 1, 2026.

Management’s Discussion and Analysis For the three and nine months ended June 30, 2026 (Expressed in United States Dollars, unless otherwise noted)	BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(e)	Future-oriented financial information (cont’d)

In accordance with section 5.8 of NI 51-102, management has compared actual results and known subsequent events with the original forecast. The revised comparison is presented for the Company’s fiscal year from October 1, 2025 to September 30, 2026; the original dollar amounts remain unchanged even though the original forecast began and ended one month later. Eleven of the twelve months overlap.

	Original forecast	Revised estimate	Variance $	Variance %
Bitcoin mining operations	39,272,992	32,754,975	(6,518,017)	(16.6%)
Utilities	(17,672,846)	(12,181,529)	5,491,317	31.1%
Direct costs — cash basis	(1,056,000)	(919,174)	136,826	13.0%
General and administrative expenses — forecast basis	(4,360,000)	(8,139,178)	(3,779,178)	(86.7%)
JGB interest payments	(3,697,095)	(2,406,569)	1,290,526	34.9%
JGB principal cash payments	(5,005,000)	(24,640,000)	(19,635,000)	(392.3%)
Release of restricted cash	—	2,000,000	2,000,000	n/a
FAR principal payments	—	(2,082,089)	(2,082,089)	n/a
Private placement net proceeds	—	23,309,227	23,309,227	n/a
Net cash flow — Listing Statement comparison basis	7,482,051	7,695,663	213,612	2.9%

The revised estimate is approximately $7.7 million, or $0.2 million above the original forecast. Lower expected Bitcoin mining revenue and higher general and administrative expenses are offset by lower utilities and direct cash costs and by the net proceeds of the July 2026 private placement. The early repayment of the JGB loan materially increases principal cash payments relative to the original amortization schedule, but also releases $2.0 million of restricted cash.

The revised comparison excludes the $600,000 non-cash conversion of JGB principal from cash payments and uses $24,770,454 of gross private-placement proceeds, less legal and placement fees of approximately $1,461,227, for net proceeds of approximately $23,309,227.

This forecast-basis measure combines operating items, debt service and financing inflows and is not equivalent to cash flow from operating activities under IFRS. It is presented solely to update the Listing Statement FOFI on a comparable basis. Actual results may differ materially because of Bitcoin price, network difficulty, energy costs, uptime, financing and the other assumptions and risks described in this MD&A.

4.	SUBSEQUENT EVENTS

(a)	Special-warrant private placement

On July 30, 2026, the Company completed a private placement of 5,828,342 special warrants at $4.25 per special warrant for gross proceeds of $24,770,454. Each special warrant is exercisable, without additional consideration, into one voting common share and one common share purchase warrant. Each underlying warrant is exercisable at $5.00 per share for five years, subject to the financing documents. The Company intends to use the net proceeds for debt repayment, product and business development, potential acquisitions, working capital and general corporate purposes.

Management’s Discussion and Analysis For the three and nine months ended June 30, 2026 (Expressed in United States Dollars, unless otherwise noted)	BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

4.	SUBSEQUENT EVENTS (CONT’D)

(b)	Repayment of senior secured loan

On August 6, 2026, the Company repaid in full its obligations under the JGB senior secured loan. The repayment consisted of $22,375,000 of principal and $45,700 of accrued and unpaid interest and resulted in the release of related liens and security interests over the Company’s assets, including the $2.0 million restricted cash balance.

(c)	Equity settlements

Subsequent to June 30, 2026: (i) 425,000 and 200,000 restricted share units granted on June 22, 2026 and May 6, 2026, respectively, were settled on July 6, 2026 and July 7, 2026, respectively; (ii) a convertible promissory note was converted at a conversion price of $4.00 per share into 27,959 common shares on July 24, 2026; and (iii) 400,000 warrants were exercised into common shares on July 13, 2026. Other subsequent exercises and settlements should be read with the Q3 Financial Statements and the Company’s continuous-disclosure filings.

(d)	Authorization

These Q3 Financial Statements and this MD&A were authorized for issue by the Company’s Board of Directors on August 13, 2026.

5.	PRESENTATION OF FINANCIAL INFORMATION AND NON-GAAP MEASURES

(a)	Presentation of financial information

Financial results in this MD&A are based on the Q3 Financial Statements. Amounts are stated in United States dollars unless otherwise indicated, and percentage changes are calculated using unrounded amounts.

(b)	Non-GAAP financial measures and ratio

This MD&A presents EBITDA and Adjusted EBITDA, which are non-GAAP financial measures, and Adjusted EBITDA margin, which is a non-GAAP ratio, within the meaning of National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. These measures are not standardized under IFRS and may not be comparable with similarly named measures disclosed by other issuers. They should not be considered in isolation or as substitutes for net loss, cash flow from operating activities or other IFRS measures. Net loss is the most directly comparable IFRS measure.

EBITDA is calculated as net loss before interest expense, interest income, income taxes and depreciation and amortization. Adjusted EBITDA further adjusts EBITDA for share-based expenses, foreign-exchange gains or losses, financing losses and gains on derivative financial instruments. Adjusted EBITDA margin is Adjusted EBITDA divided by revenue. Management uses these measures to assess operating performance and the effects of financing structure, non-cash compensation, valuation movements and foreign exchange. A quantitative reconciliation to net loss for every period presented is provided in Section 10.

Management’s Discussion and Analysis For the three and nine months ended June 30, 2026 (Expressed in United States Dollars, unless otherwise noted)	BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

5.	PRESENTATION OF FINANCIAL INFORMATION AND NON-GAAP MEASURES (CONT’D)

(c)	IFRS 18

IFRS 18, Presentation and Disclosure in Financial Statements, is effective for annual reporting periods beginning on or after January 1, 2027. The Company does not intend to apply IFRS 18 early and plans to apply it beginning October 1, 2027. The Company is assessing the effect on presentation and disclosure.

6.	CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTY

The preparation of interim financial statements requires management to make judgments, estimates and assumptions. The most significant matters for Q3 FY2026 include classification and valuation of derivative financial liabilities; allocation of financing proceeds and effective-interest accretion; the enforceable term of hosted-mining-equipment arrangements; the recognition and valuation of share-based awards; the classification and control assessment for digital currency held through third-party arrangements; foreign-currency translation; and the going-concern assessment.

Derivative financial liabilities are Level 3 measurements that are sensitive to the Company’s share price, expected volatility, expected term and the contractual ratchet, cashless-exercise, conversion and beneficial-ownership provisions. The Q3 Financial Statements disclose a June 30, 2026 derivative-liability balance of $15.6 million.

7.	SELECTED FINANCIAL INFORMATION

The following table presents selected information from the interim condensed consolidated statements of loss and comprehensive loss:

	3 mo. ended 30-Jun-26	9 mo. ended 30-Jun-26	3 mo. ended 30-Jun-25	9 mo. ended 30-Jun-25
Revenue	10,650,851	23,467,163	6,433,870	17,442,980
Direct costs	(12,411,797)	(23,994,488)	(6,926,572)	(18,986,041)
Gross loss	(1,760,946)	(527,325)	(492,702)	(1,543,061)
Operating expenses	(2,685,554)	(10,865,219)	(1,777,991)	(4,836,830)
Operating loss before other items	(4,446,500)	(11,392,544)	(2,270,693)	(6,379,891)
Net loss	(26,464,717)	(39,421,781)	(7,711,199)	(14,672,355)
Other comprehensive income (loss)	2,348,923	1,626,424	(354,342)	853,705
Total comprehensive loss	(24,115,794)	(37,795,357)	(8,065,541)	(13,818,650)
Basic and diluted loss per share	(0.48)	(0.76)	(0.20)	(0.39)

(a)	Revenue and mining performance

Revenue increased 65.5% to $10.7 million in Q3 FY2026 from $6.4 million in Q3 FY2025. For the nine months, revenue increased 34.5% to $23.5 million from $17.4 million. The current-quarter increase reflects higher Bitcoin production and mining capacity, partially offset by a lower realized Bitcoin price than the Listing Statement assumption.

The Company mined 291.53 BTC during the nine months ended June 30, 2026. Based on the Q1 and Q2 continuities previously reported, approximately 149.89 BTC were mined in Q3 FY2026, implying average mining revenue of approximately $71,100 per BTC, including transaction fees.

Management’s Discussion and Analysis For the three and nine months ended June 30, 2026 (Expressed in United States Dollars, unless otherwise noted)	BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(b)	Direct costs and gross margin

Direct costs increased 79.2% to $12.4 million in Q3 FY2026 from $6.9 million. The increase primarily reflects $5.8 million of depreciation of right-of-use assets in the current quarter, compared with nil in the comparative quarter. Utilities and grid services were $3.9 million in both quarters, and depreciation of property, plant and equipment decreased to $2.5 million from $2.8 million.

The Company recorded a gross loss of $1.8 million in Q3 FY2026 compared with $0.5 million in Q3 FY2025. For the nine months, the gross loss narrowed to $0.5 million from $1.5 million as higher revenue and lower utilities were substantially offset by right-of-use-asset depreciation.

(c)	Operating expenses

Operating expenses increased to $2.7 million in Q3 FY2026 from $1.8 million and to $10.9 million for the nine months from $4.8 million. Q3 administrative expenses increased to $1.2 million from $1.0 million; finance costs increased to $1.0 million from $0.6 million; and marketing expenses increased to $0.5 million from $0.1 million. The increases reflect financing activity, public-company and Nasdaq-listing costs, investor-awareness activities and higher legal, consulting, travel and insurance costs.

(d)	Other items, net loss and comprehensive loss

Other items were net expenses of $22.0 million in Q3 FY2026 compared with $5.4 million in Q3 FY2025. Q3 FY2026 included $4.9 million of share-based expenses, a $2.1 million foreign-exchange loss, a $1.2 million realized loss on the sale of digital currency and a $0.5 million loss on disposal of assets, and a $13.3 million loss on derivative financial instruments.

For the nine months, share-based expenses increased to $20.0 million from $10.2 million. A $5.9 million loss on derivative financial instruments added to share-based expenses, finance costs and other losses. The Company recorded a net loss of $26.5 million in Q3 FY2026 and $39.4 million for the nine months, compared with $7.7 million and $14.7 million, respectively. Other comprehensive income of $2.3 million in Q3 reduced total comprehensive loss to $24.1 million.

(e)	Cash flows

Cash used in operating activities increased to $22.6 million for the nine months ended June 30, 2026 from $14.2 million in the comparative period. The increase reflected the higher net loss and working-capital uses, partially offset by non-cash share-based expense, depreciation and amortization and derivative valuation movements.

Investing activities provided $10.4 million, compared with $6.4 million, as $22.5 million of proceeds from digital-asset sales exceeded $12.1 million of property, plant and equipment purchases. Financing activities provided $10.7 million, compared with $6.9 million, reflecting senior-loan and convertible-note proceeds and share issuances, net of repayments. Cash and cash equivalents and cash held in trust were $2.9 million at June 30, 2026.

Management’s Discussion and Analysis For the three and nine months ended June 30, 2026 (Expressed in United States Dollars, unless otherwise noted)	BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

8.	QUARTERLY RESULTS

The following tables present the eight most recently completed quarters. All quarterly information is unaudited. Losses are shown as positive amounts in the “Total comprehensive loss (income)” row; comprehensive income is shown in parentheses.

	30-Sep-24	31-Dec-24	31-Mar-25	30-Jun-25
Revenue	9,567,912	4,926,371	6,082,739	6,433,870
Total comprehensive loss (income)	10,177,157	6,567,680	(814,572)	8,065,541
Total assets	29,850,652	27,796,229	35,723,697	29,206,650
Total liabilities	16,025,622	14,977,179	14,997,600	12,048,090
Basic and diluted loss per share	0.03	0.18	0.02	0.20

	30-Sep-25	31-Dec-25	31-Mar-26	30-Jun-26
Revenue	7,402,272	7,495,738	5,320,574	10,650,851
Total comprehensive loss (income)	(1,185,467)	9,270,342	4,409,221	24,115,794
Total assets	42,740,718	54,319,527	53,790,154	51,291,879
Total liabilities	29,890,007	36,230,048	36,972,996	44,676,366
Basic and diluted loss per share	0.03	0.21	0.07	0.48

Quarterly revenue remains sensitive to Bitcoin production, network difficulty, uptime, transaction fees and the Bitcoin price when rewards are received. Q3 FY2026 revenue increased sharply from Q2 FY2026 as additional capacity contributed for a greater portion of the quarter. Quarterly comprehensive results are also affected by share-based expenses, foreign exchange, digital-currency revaluation and Level 3 derivative valuation, which may cause significant volatility unrelated to cash operating performance.

9.	MATERIAL TRANSACTIONS

(a)	Share capital

Share capital increased by $10.8 million during Q3 FY2026 and by $27.6 million during the nine months. Q3 movements included settlement of 898,280 restricted share units under FAR Holdings arrangements; exercise of 745,606 stock options; exercise of 600,000 JGB First Warrants on a cashless basis; conversion of $600,000 of JGB principal into 150,000 common shares; and conversion of $125,000 of October 2025 note principal, together with accrued interest, into 34,410 common shares.

At June 30, 2026, the Company had 54,069,407 voting common shares and 2,312,243 non-voting common shares issued and outstanding, for a total of 56,381,650 common shares.

(b)	Share-based awards

Share-based expenses were $4.9 million in Q3 FY2026 and $20.0 million for the nine months. During Q3, the Company granted 775,000 restricted share units that vested immediately: 425,000 units with a grant-date fair value of $8.96 per unit and 350,000 units with a grant-date fair value of $3.21 per unit. The aggregate $4.9 million grant-date fair value was recognized as expense. At June 30, 2026, 975,000 restricted share units were outstanding, of which 775,000 were vested and 200,000 were unvested.

Management’s Discussion and Analysis For the three and nine months ended June 30, 2026 (Expressed in United States Dollars, unless otherwise noted)	BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

9.	MATERIAL TRANSACTIONS (CONT’D)

(b)	Share-based awards (cont’d)

At June 30, 2026, 727,273 stock options were outstanding and exercisable, with a weighted-average exercise price of $4.48 per share and a weighted-average remaining contractual life of approximately 1.50 years.

(c)	Warrants and derivative financial liabilities

At June 30, 2026, 2,347,229 warrants were outstanding: 1,105,986 JGB First Warrants and 597,493 JGB Second Warrants at $0.10 per share, 268,750 October 2025 note warrants at $5.00 per share and 375,000 Aldo Bernardi warrants at $4.00 per share. The weighted-average exercise price was $1.28.

Derivative financial liabilities were $15.6 million at June 30, 2026, comprising $11.4 million of JGB warrant liabilities, a $2.9 million FAR Holdings conversion option, $1.1 million of other warrant liabilities and $0.1 million of other conversion-option liabilities. During Q3, the Company recognized a $13.3 million fair-value loss on derivative financial instruments, partially offset by approximately $3.2 million of derecognition and settlement effects associated with warrant exercises and debt conversions.

(d)	Digital currency and prepaids

Digital currency was $2.5 million, representing 41.03 BTC, at June 30, 2026. The balance included $1.5 million held under the Luxor arrangement. During the nine months, the Company mined 291.53 BTC, received other additions of 27.93 BTC and sold 286.04 BTC. Realized losses on sales were $1.4 million and revaluation gains recognized in other comprehensive income were $0.3 million.

Current and non-current prepaids and deposits totaled $8.2 million at June 30, 2026. The current balance included $5.9 million of prepaid operating costs of Exanorth AS and digital-asset transaction balances classified as prepaids and deposits.

10.	RECONCILIATION OF EBITDA

The following table reconciles EBITDA and Adjusted EBITDA to net loss, the nearest IFRS measure:

D. EBITDA AND ADJUSTED EBITDA RECONCILIATION
Line item	Q3 FY2026	9M FY2026	Q3 FY2025	9M FY2025
Net loss	(26,464,717)	(39,421,781)	(7,711,199)	(14,672,355)
Interest expenses	951,087	4,966,493	636,152	904,674
Interest income	(49)	(1,000)	(510)	(4,618)
Income taxes	—			—
Depreciation and amortization	8,315,888	14,901,742	2,822,201	9,152,514
EBITDA	(17,197,791)	(19,554,546)	(4,253,356)	(4,619,785)
share-based expenses	4,931,500	20,014,769	5,700,000	10,200,000
Foreign exchange loss (gain)	2,140,136	(47,974)	181,342	1,588,046
Financing loss	—	267.384	—	—
Loss on derivative financial instruments	13,262,586	5,900,982	—	—
Adjusted EBITDA	3,136,431	6,580,615	1,627,986	7,168,261
Revenue	10,650,851	23,467,163	6,433,870	17,442,980
Adjusted EBITDA margin (Revenue)	29.4%	28.0%	25.3%	41.1%

Management’s Discussion and Analysis For the three and nine months ended June 30, 2026 (Expressed in United States Dollars, unless otherwise noted)	BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

10.	RECONCILIATION OF EBITDA (CONT’D)

Adjusted EBITDA was income of $3.1 million in Q3 FY2026, compared with income of $1.6 million in Q3 FY2025. The current-quarter measure reflects add-backs for share-based expense, the foreign-exchange loss and the derivative fair-value loss, which more than offset the operating loss embedded in EBITDA. Adjusted EBITDA was income of $6.6 million for the nine months, compared with income of $7.2 million in the comparative period.

11.	LIQUIDITY AND CAPITAL RESOURCES

(a)	Liquidity

At June 30, 2026, the Company had cash and cash held in trust of $2.9 million and digital currency of $2.5 million. In addition, $2.0 million of restricted cash was unavailable for general use at June 30, 2026 and became unrestricted upon repayment of the JGB loan on August 6, 2026. At September 30, 2025, cash and cash held in trust totaled $5.5 million, restricted cash was $2.0 million and digital currency was $0.8 million.

Current assets were $13.0 million and current liabilities were $37.0 million at June 30, 2026, resulting in a working-capital deficit of $24.0 million, compared with a deficit of $6.4 million at September 30, 2025. Current liabilities included the current portions of senior secured loans and the settlement liability, convertible notes and debentures, accounts and other payables, derivative liabilities, contingent consideration and related-party advances.

The Company used $22.6 million of cash in operating activities during the nine months and remained dependent on operating cash flow, sales of Bitcoin, financing and refinancing activities. Subsequent to period end, the Company completed the special-warrant financing and repaid the JGB loan. These transactions improved near-term liquidity and removed the JGB security package but do not eliminate the Company’s dependence on achieving operating plans and obtaining financing when required. The $2.0 million of restricted cash at June 30, 2026 was held in the JGB-controlled deposit account to satisfy the minimum cash balance covenant under Section 6.12(a) of the JGB loan agreement; on repayment of the JGB loan in full on August 6, 2026, that covenant and the related security were discharged and the $2.0 million became unrestricted and available to the Company.

The Q3 Financial Statements disclose that events and conditions indicate a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. The financial statements do not include adjustments that would be necessary if the going-concern basis were not appropriate.

(b)	Contractual obligations

At June 30, 2026, contractual undiscounted cash flows were $42.5 million. The principal components were the JGB senior secured loan ($28.1 million), accounts and other payables ($7.6 million), the FAR convertible promissory note ($3.3 million), the former CEO convertible loan ($1.8 million), the settlement liability ($1.5 million), related-party advances ($0.2 million) and the October 2025 convertible notes ($0.1 million). The 26 BTC delivery obligation and contingent consideration are disclosed separately in Note 24 and are excluded from that total. The JGB loan was repaid after period end.

Management’s Discussion and Analysis For the three and nine months ended June 30, 2026 (Expressed in United States Dollars, unless otherwise noted)	BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

11.	LIQUIDITY AND CAPITAL RESOURCES (CONT’D)

(c)	Capital resources

Shareholders’ equity decreased to $6.6 million at June 30, 2026 from $12.9 million at September 30, 2025. Share capital increased to $128.6 million from $101.0 million and contributed surplus increased to $10.8 million from $6.8 million, but these increases were more than offset by the nine-month net loss. The Company manages capital through a combination of equity, debt, digital-currency sales and disciplined allocation of operating and development expenditures.

(d)	Digital currency

The Company holds Bitcoin as a supplemental source of liquidity and monitors cash requirements using rolling forecasts. Disposals are timed and sized by reference to power, payroll, lease, debt-service and development obligations and prevailing market depth. Digital currency is volatile and cannot be assumed to provide cash proceeds equal to its period-end carrying amount.

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to liquidity, credit, foreign-currency, interest-rate, custody, access and other market risks. There were no material changes in the overall risk-management framework during the nine months.

(a)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty meeting obligations as they fall due. Management monitors short-term cash requirements using rolling cash-flow forecasts and may sell Bitcoin or seek financing to supplement liquidity. At June 30, 2026, total liabilities were $44.7 million, compared with $2.9 million of cash and cash equivalents and cash held in trust, $2.0 million of restricted cash and $2.5 million of digital currency.

(b)	Credit, custody and access risk

Cash and restricted cash are held with financial institutions, and cash held in trust is held by legal counsel. Digital currency held through third-party arrangements exposes the Company to custody, access and counterparty risk. A loss of private keys or failure of a pool, exchange, wallet provider or other counterparty could result in loss of access or unrecoverable assets. The Company uses role-based approvals, reconciliations and controlled wallet procedures to mitigate these risks, but they cannot be eliminated.

(c)	Market and valuation risk

The Company is exposed to Bitcoin-price volatility, foreign-exchange rates, interest rates and movements in its share price. Derivative financial liabilities are particularly sensitive to share price, volatility and expected term. Changes in these inputs may cause material non-cash gains or losses and significant period-to-period volatility.

Management’s Discussion and Analysis For the three and nine months ended June 30, 2026 (Expressed in United States Dollars, unless otherwise noted)	BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

13.	RELATED PARTY TRANSACTIONS

Related parties include directors, officers, entities controlled by them and other parties meeting the definition in IAS 24. At June 30, 2026, amounts owing to related parties consisted entirely of related party advances of $151,361 (September 30, 2025 — $95,758 in accounts and other payables and $150,794 in related party advances), unsecured, due on demand and non-interest-bearing unless otherwise stated.

Key management compensation disclosed in the Q3 Financial Statements includes cash compensation of $40,000 for Q3 FY2026 and $278,000 for the nine months (Q3 FY2025 — $441,000; nine months FY2025 — $849,000) and share-based compensation of $nil for Q3 FY2026 and $3,700,000 for the nine months (Q3 FY2025 — $1,625,000; nine months FY2025 — $6,825,000).

The Company’s unsecured convertible loan from its former Chief Executive Officer had a carrying amount, including accrued interest, of $1.8 million at June 30, 2026. The loan and related conversion right remain subject to the legal dispute disclosed in the Q3 Financial Statements.

14.	OFF-BALANCE-SHEET ARRANGEMENTS

As at June 30, 2026, the Company had no off-balance-sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial condition, results of operations, liquidity, capital expenditures or capital resources.

15.	RISK FACTORS AND UNCERTAINTIES

The Company’s operations involve risks and uncertainties, many of which are beyond its control. The following discussion is not exhaustive and should be read with the Q3 Financial Statements and the Company’s other continuous-disclosure filings.

(a)	Technology, digital-asset custody and operational continuity

●	Cryptocurrency networks, wallets and open-source software may contain vulnerabilities that could permit theft, unauthorized transfers or disruption.

●	Mining operations depend on reliable power, cooling, network connectivity, specialized hardware and third-party service providers. Curtailment, equipment failure, fire, flooding, cyber incidents or vendor failure could reduce production and revenue.

●	Mining hardware is subject to rapid technological obsolescence. Delays or high prices for replacement equipment may reduce competitiveness and the return on capital expenditures.

●	Insurance coverage for digital assets, cybersecurity and mining operations may be unavailable, limited or subject to material exclusions.

Management’s Discussion and Analysis For the three and nine months ended June 30, 2026 (Expressed in United States Dollars, unless otherwise noted)	BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

15.	RISK FACTORS AND UNCERTAINTIES

(b)	Digital-asset economics and regulation

●	Bitcoin prices and transaction fees are highly volatile. The Company may need to sell Bitcoin at unfavourable prices to fund operations or obligations.

●	Rising network difficulty and global hashrate dilute rewards per unit of computing capacity and may reduce margins even when uptime and installed capacity are unchanged.

●	Changes in laws, tax rules, energy policy, grid access or environmental requirements in Canada, Norway or other jurisdictions may increase costs, restrict operations or delay expansion.

●	Digital-asset exchanges and other market venues remain vulnerable to manipulation, cyberattacks, insolvency and regulatory intervention, which may impair liquidity and price discovery.

(c)	Financial, legal and corporate risks

●	The Company has incurred substantial losses and has a material working-capital deficit. Additional financing may not be available on acceptable terms, and equity financing may dilute existing shareholders.

●	Derivative financial liabilities and foreign-exchange exposures may cause material non-cash earnings volatility and may complicate covenant and capital-management assessments.

●	The Company is exposed to litigation involving its former Chief Executive Officer and a North Dakota employment claim. Outcomes cannot presently be determined.

●	The Company relies on key management and technical personnel. Failure to retain or replace these individuals could disrupt operations and strategy.

●	The complexity of accounting for digital assets, financings, derivative liabilities and multi-entity consolidation requires significant management judgment and specialist assistance and may increase the risk of financial-reporting error.

●	The proposed OneQode arrangement, Finland development and other growth initiatives may not be completed on anticipated terms or may require more capital and time than expected.

16.	DISCLOSURE CONTROLS AND PROCEDURES / INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's common shares commenced trading on the Nasdaq Capital Market on June 9, 2026. Because Nasdaq is a U.S. marketplace for the purposes of National Instrument 51-102 and National Instrument 52-109, the Company is not a venture issuer as at June 30, 2026.

As this is the first interim period ending after the Company became a non-venture issuer, the Company's certifying officers have filed their interim certificates for the period ended June 30, 2026 using the alternative Form 52-109F2 – IPO/RTO, in reliance on section 5.5 of NI 52-109. Consistent with that alternative form, the certifying officers have not made representations relating to the design or effectiveness of disclosure controls and procedures ("DC&P") or internal control over financial reporting ("ICFR") for the quarter ended June 30, 2026.

Management’s Discussion and Analysis For the three and nine months ended June 30, 2026 (Expressed in United States Dollars, unless otherwise noted)	BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

16.	DISCLOSURE CONTROLS AND PROCEDURES / INTERNAL CONTROL OVER FINANCIAL REPORTING (CONT’D)

Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed is recorded, processed, summarized and reported within the required periods and communicated to management. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements in accordance with IFRS. These controls have inherent limitations and can provide only reasonable, not absolute, assurance. Investors should be aware that inherent limitations exist in the Company's ability to design and implement DC&P and ICFR on a cost-effective basis in this first period following its transition to non-venture issuer status, as described in section 5.5 of NI 52-109.

17.	OUTLOOK

Management expects Bitcoin mining economics to remain highly sensitive to Bitcoin price, transaction fees, network difficulty, uptime and energy costs. Near-term priorities are to improve energy efficiency and hashrate per MW, advance prospective hosting and infrastructure arrangements, optimize grid-flexibility opportunities in Norway, complete Finland development activities in a disciplined manner and preserve liquidity following the private placement and JGB repayment.

These expectations are forward-looking information and are subject to the assumptions and risks described under “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors and Uncertainties”.

18.	OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company’s outstanding securities were as follows:

Security	Contractual principal amount	Amount outstanding	Voting common shares issuable
		#	#
Voting common shares	N/A	55,122,366	—
Non-voting common shares	N/A	2,312,243	—
Stock options	N/A	727,273	727,273
Restricted share units	N/A	350,000	350,000
Common share purchase warrants	N/A	1,947,229	1,947,229
Special warrants (*)	N/A	5,828,342	11,656,684
FAR Holdings convertible promissory note	26 BTC	N/A	759,435
Former Chief Executive Officer convertible loan	$1,000,000	N/A	See below

* Each special warrant is exchangeable, without additional consideration, for one voting common share and one common share purchase warrant. Each underlying warrant is exercisable for one additional voting common share. Includes 5,828,342 voting common shares issuable upon exchange of the special warrants and an additional 5,828,342 voting common shares issuable upon exercise of the resulting common share purchase warrants.

Management’s Discussion and Analysis For the three and nine months ended June 30, 2026 (Expressed in United States Dollars, unless otherwise noted)	BITZERO HOLDINGS INC. (formerly WBM Capital Corp.)

18.	OUTSTANDING SHARE DATA (CONT’D)

The former Chief Executive Officer convertible loan and related conversion right are subject to the legal dispute described in the Q3 Financial Statements. Accordingly, the number of voting common shares potentially issuable under the disputed conversion right cannot presently be determined.

Subsequent to June 30, 2026, 425,000 and 200,000 restricted share units were settled on July 6 and July 7, 2026, respectively; a convertible promissory note was converted into 27,959 voting common shares on July 24, 2026; and 400,000 warrants were exercised into voting common shares on July 13, 2026.

For securities outstanding at June 30, 2026, see Section 9 and Note 22 to the Q3 Financial Statements; for subsequent issuances, exercises and settlements, see Section 4.

19.	FILING

The Q3 Financial Statements and this MD&A will be filed electronically with the Canadian securities regulators through the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) and may be accessed at www.sedarplus.ca. Additional information relating to the Company, including its annual information form, if applicable, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.